SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
CNPJ (Tax ID) 02.558.129/0001-45 — NIRE (State ID) 33.3.0026819-7
Publicly-held Corporation

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., HELD ON MAY 26, 2003.

1.     DATE, TIME AND VENUE: May 26, 2003, at 6 p.m., at Praia de Botafogo # 501, 7th Floor, Rio de Janeiro — RJ, summoned as provided in the Company’s By-laws.

2.     MEETING BOARD: Felix Pablo Ivorra Cano – Chairman of the Meeting; Evandro Luís Pippi Kruel — Secretary.

3.     MEETING START: The meeting started with the presence of the undersigned Members, there being a quorum according to the By-laws.

4.     MEETING AGENDA AND DECISIONS TAKEN:

4.1  Election of the Vice-President of Technology and Networks: to elect for the position of Vice-President of Technology and Networks, Mr. Javier Rodríguez García, Spanish citizen, legally separated, bearer of RNE V283375-2, enrolled under CPF (Tax Authority Enrollment Number) # 055.017.127-41, resident and domiciled in the Capital of the State of Rio de Janeiro and with business address at Praia de Botafogo # 501, 7th floor, Torre Corcovado, Rio de Janeiro-RJ, according to the appointment made at the Company’s Board of Directors Meeting, held on April 16th 2003. The newly elected executive officer mandate expires on 04/16/2006. The executive officer hereby declares that he has not committed any of the crimes provided by law that may prevent him from exercising merchant activities, and he is are ready to sign the declaration required by CVM Instruction # 367/2002 and that he undertakes to such signed declaration at the moment he is sworn into office. With the nomination of Mr. Javier Rodríguez García, Mr. Paulo Cesar Pereira Teixeira no longer holds the temporary position of Vice-President for Technology and Networks.

4.2  Replacement of the Internal Auditor: under the terms of the article 17, subparagraph XIV of the Company’s By-laws, Mr. Roberto Yoshikazu Furuta, Brazilian, married, Business Administrator, bearer of ID Card # 3092582-4 SSP/SP, and enrolled under CPF/MF (Tax Authority Enrollment Number) # 051.660.988-20 is, as the Company’s internal auditor, in replacement of Mr. Nelson Claudiney Navarro.

4.3  Approval of the Independent Auditor’s Hiring: considering the article 142, subparagraph IX of the Law # 6.404/76 and the article 17, subparagraph XIII of the Company’s By-laws, was approved the auditing company Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., was approved as the independent auditors of the Company, being the Boarders authorized to negotiate the hiring conditions and to make use of the other powers are necessary for such purpose.

4.4  Election of the Chairman and Vice-Chairman of the Board of Directors: Mr. Felix Pablo Ivorra Cano was elected as the Chairman and Iriarte José Araújo Esteves Vice-Charman of the Company’s Board of Directors:

4.5  Appointment of the General Secretary and Legal Officer: under the terms of the the article 17, subparagraph XIV of the Company’s By-laws, the members of the Board of Directors appointed Mr. Evandro Luís Pippi Kruel, Brazilian, married, Lawyer, resident and domiciled in the city of Rio de Janeiro, RJ bearer of OAB-RS (Brazilian Bar Membership Card) # 315.671.000-82SSP/SP, and enrolled under CPF/MF (Tax Authority Enrollment Number) # 315.671.000-82, as the Company’s General Secretary and Legal Officer.

4.6  Extraordinary Shareholders Meeting Summoning: To approve the terms of the Call for Summoning of a Extraordinary Shareholders Meeting with the intention to approve the suppress of the article 9 of the Company’s By-laws and re-ratify the language of the article 5 of the Company’s By-laws, aiming to adapt to the capital increase approved in the Board of Directors Meeting held on 03/31/2003.

5.     Meeting Closing: After the agenda was completed, the meeting was ended, the minutes were recorded, then read, approved and signed by the attending Members and by the Secretary, and now are included in the appropriate book.

Signatures: Eduardo Perestrelo Correia de Matos – Chairman of the Board; Fernando Xavier Ferreira; Antonio Gonçalves Oliveira – Members of the Board; Ernesto Lopez Mozo; Antonio Viana-Baptista; Ignácio Aller Mallo – Members of the Board represented by Mr. Fernando Xavier Ferreira; Carlos Manuel de Lucena and Vasconcelos Cruz, Iriarte José Araújo Esteves; Zeinal Abedin Mohamed Bava; Paulo Jorge da Costa Gonçalves Fernandes — Members of the Board represented by Sr. Eduardo Perestrelo Correia de Matos and Evandro Luís Pippi Kruel– Secretary.

It is declared for all legal purposes that this is a true and correct copy of the minutes recorded in the minute book.

Evandro Luís Pippi Kruel
Secretary – OAB-RS 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2003

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.